Exhibit 10.1

SEVERANCE AGREEMENT AND GENERAL RELEASE

Getty Realty Corp., which maintains its principal offices at 125 Jericho Turnpike, Suite 103, Jericho, New York 11753 (“Getty” or “Company”), and Thomas J. Stirnweis (“Employee” or “Mr. Stirnweis”), residing at 14 Gingerbread Road, Kings Park, New York 11754, for himself and his present or former heirs, executors, administrators, successors, and assigns (collectively referred to throughout this Agreement as “Employee”), agree that:

1. Last Day of Employment. Mr. Stirnweis’ last day of employment with Getty will be November 30, 2013 (the “Severance Date”).

2. Transition Services. During the period beginning December 1, 2013, and ending March 31, 2014 (“Transition Period”), Mr. Stirnweis agrees to perform such reasonable transition and consulting services for Getty as may be requested from time to time in connection with the transitioning of the real estate, corporate, financial and other matters he was responsible for during the term of his employment. Mr. Stirnweis’ availability to provide services may be by telephone, e-mail or in person (as determined in accordance with the nature of the services and his schedule); provided, however, that the level of services performed during the Transition Period shall not exceed the number of hours necessary to perform the requested services, and in no event shall the level of services provided, or to be provided, exceed 20% of Mr. Stirnweis’ average level of services during the 36 month period prior to the Severance Date or otherwise cause Mr. Stirnweis to fail to incur a “separation from service” as of the Severance Date for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”).

3. Payments and Benefits.

a. Getty agrees that pursuant to the terms of that certain Letter Agreement between Mr. Stirnweis and Getty dated June 12, 2001, as amended by the subsequent Letter Agreement between the parties dated December 31, 2008 (collectively the “Change Agreement”), Getty shall pay to Employee in full satisfaction of Employee’s rights to the payment of “Guaranteed Salary”, as such term is defined pursuant to the terms of the Change Agreement:

(1) $250,000, representing Mr. Stirnweis’ base salary at the Severance Date, which amount shall be paid in monthly installments over a period of 12 months following the Severance Date in accordance with Getty’s regular payroll practices applicable to senior executives, without reduction for other compensation received by Mr. Stirnweis following the Severance Date;

(2) $94,000, representing the bonus portion of Mr. Stirnweis’ Guaranteed Salary, the current expected annual benefits under the Supplemental Retirement Plan for Executives of Getty Realty Corp. and Participating Subsidiaries Amended and Restated effective January 1, 2009 (“Supplemental Plan”), the total expected employer contribution under the Getty Retirement and Profit Sharing Plan (“401(k) Plan”) and his current automobile reimbursement, as set forth under the Change Agreement, which amount shall be paid to Mr. Stirnweis in a lump sum on January 2, 2014, or within 30 days thereafter; and

(3) reimbursement for the full cost of continuation coverage for Mr. Stirnweis and his eligible dependents under Getty’s medical and dental plans (the “Health Plans”) in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or New York State law (“Continuation Coverage”) to the extent Mr. Stirnweis and/or his dependents remain eligible for such continuation coverage under the Health Plans, which amount, if any, shall be paid directly by Getty to the applicable Health Plan on a monthly basis following Employee’s valid Continuation Coverage election.

b. In accordance with the terms of the outstanding Restricted Stock Unit Agreements between Employee and Getty (“RSU Awards”) as of the Severance Date, Getty agrees that Mr. Stirnweis shall receive the following payments with respect to his outstanding restricted stock units (“RSUs”) in complete satisfaction of Getty’s obligations under the RSU Awards:

(1) the cash amount determined at the close of trading on June 2, 2014, (“Settlement Date”) by multiplying (x) 15,500, which is the number of unvested RSUs outstanding as of the Severance Date under all RSU Awards, all of which unvested RSUs shall become fully vested by the terms of the RSU Awards as of the Severance Date, by (y) an amount equal to the closing price per share of Getty Realty Corp. common stock (“Getty Stock”) on the Settlement Date, which amount shall be paid within 15 days following the Settlement Date (or such later date as may be required pursuant to the provisions of Code Section 409A and the regulations thereunder), and

(2) 19,500 shares of Getty Common Stock in payment for the number of vested RSUs outstanding under the RSU Awards as of the Severance Date, with the shares of common stock to be distributed within 15 days following the Settlement Date (or such later date as may be required pursuant to the provisions of Code Section 409A and the regulations thereunder); and

(3) The number of RSUs shall be subject to adjustment in accordance with Section 8.3 of the 2004 Getty Realty Corp. Omnibus Incentive Compensation Plan. The Company shall ensure that any action taken pursuant to Section 8.3(a) through 8.3(f) of the 2004 Getty Realty Corp. Omnibus Incentive Compensation Plan shall comply with the provisions of Section 409A of the Code if and to the extent that the Units constitute deferred compensation within the meaning of Section 409A of the Code.

(4) Employee will be entitled to receive Dividend Equivalent payments with respect to RSUs as provided in the applicable Restricted Stock Unit Agreement (“RSU Agreement”) with respect to any dividend on Getty Common Stock for which the Payment Date (as defined in the relevant RSU Agreement) is on or before the Settlement Date; and

c. In consideration for, and conditioned upon the execution of and not revoking, this Agreement, Getty agrees that

(1) $100,000 shall be paid to Mr. Stirnweis ratably over the Transition Period in accordance with Getty’s payroll practices applicable to senior officers in connection with performance of the services during the Transition Period pursuant to Paragraph 2 above;

(2) Getty waives right to seek reimbursement for other compensation received following the Severance Date under the Change Agreement; and

(3) Getty will provide the non-disparagement covenants contained in Paragraph 7.

d. Getty agrees to pay to all of Employee’s unpaid wages, accrued unused vacation, holiday and sick pay, which amount shall be paid in connection with Mr. Stirnweis’ final paycheck for the period ending as of the Severance Date; and

e. Getty agrees that Employee is entitled to receive his accrued benefits under the terms of the Supplemental Plan and 401(k) Plan.

f. Employee acknowledges and agrees that:

(1) all payments made pursuant to this Agreement shall be subject to, reduced by, and payable in the amount determined following reduction for the payment and/or deposit of all applicable federal state and local tax deposit or withholding obligations of any kind; and

(2) he would not receive the monies provided pursuant to Paragraph 3.c.(1) of this Agreement and the additional items otherwise identified in this Agreement as consideration, including Getty’s agreements pursuant to Paragraph 3.c.(2) and (3) above, except for his execution of this Agreement and not revoking this Agreement, and the fulfillment of the promises contained herein.

g. This Agreement is intended to comply with, or otherwise be exempt from, Code section 409A. The Company will undertake to administer, interpret, and construe the terms of this Agreement in a manner that does not result in the imposition on the Employee of any additional tax, penalty, or interest under Code section 409A. If in implementing this Agreement, and by no fault of Employee, this Agreement fails to meet the requirements of paragraphs (2), (3) or (4) of Section 409A(a) of the Code, the Company shall reimburse Employee for interest and additional tax payable with respect to previously deferred compensation under this Agreement as provided in Section 409A(a)(1)(B) of the Code incurred by Employee including a tax “gross-up” on such reimbursement. Any such reimbursement and tax gross-up payment shall be calculated in good faith by the Company and shall be paid by the end of the taxable year next following Employee’s taxable year in which the related taxes are remitted to the taxing authority.

With respect to any reimbursement of healthcare expenses of, or any provision of in-kind benefits to, Employee or Employee’s eligible dependents, as specified under this Agreement, such reimbursement of expenses or provision of in-kind benefits shall be subject to the following conditions: (1) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year; (2) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (3) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

For purposes of Code section 409A, the right to a series of installment payments under the terms of this Agreement are to be treated as a right to a series of separate payments. “Termination of employment,” or words of similar import, as used in this Agreement mean, for purposes of any payments that are payments of deferred compensation subject to Code section 409A, Employee’s “separation from service” as defined in Code section 409A. Notwithstanding anything in this Agreement to the contrary, if a payment obligation under the terms of this Agreement arises on account of Employee’s separation from service while Employee is a “specified employee” (as defined under Code section 409A and determined in good faith by the Company), any payment of “deferred compensation” (as defined under Treasury regulation section 1.409A-1(b)(1), after giving effect to the exemptions in Treasury regulation sections 1.409A-1(b)(3) through (b)(12)) that is scheduled to be paid within six months after such separation from service will be paid within 15 days after the end of the six-month period beginning on the date of Employee’s separation from service.

4. General Release of Claims and Indemnification.

a. Except with respect to Getty’s performance of its obligations acknowledged or undertaken under this Agreement, and as hereinafter expressly provided in this Paragraph 4 below, Employee knowingly and voluntarily releases and forever discharges Getty and any present or former parent corporations, affiliates, subsidiaries, divisions, predecessors, insurers, successors and assigns, and their current and former employees, attorneys, officers, directors and agents thereof (and their respective heirs, successors and assigns), both individually and in their business capacities, and their employee benefit plans and programs and their administrators, fiduciaries and functionaries (collectively referred to throughout this Agreement as “Employer”), of and from any and all claims, known and unknown, Employee has or may have against Employer as of the date of execution of this Agreement by Employee, including, but not limited to any alleged violation of any State or federal law (statutory or common law), regulation or ordinance (as the same may have been amended) or any company policy, plan or program. Except with respect to Getty’s performance of its obligations acknowledged or undertaken under this Agreement, Employee waives and releases all rights and claims Employee may have against Employer under the Change Agreement or otherwise for salary, bonus, benefits, restricted stock units, stock options, dividends, or for any other thing whatsoever. This general release of all claims includes, but is not limited to, claims arising under:

•	Title VII of the Civil Rights Act of 1964;

•	The Civil Rights Act of 1991;

•	Sections 1981 through 1988 of Title 42 of the United States Code;

•	The Employee Retirement Income Security Act of 1974;

•	The Immigration Reform and Control Act;

•	The Americans with Disabilities Act of 1990;

•	The Age Discrimination in Employment Act of 1967;

•	The Sarbanes-Oxley Act;

•	The Workers Adjustment and Retraining Notification Act;

•	The Occupational Safety and Health Act;

•	The Fair Credit Reporting Act;

•	The New York State Executive Law (including its Human Rights Law);

•	The New York City Administrative Code (including its Human Rights Law);

•	The New York State Labor Law;

•	The New York wage, wage-payment and wage-hour laws;

•	Any other federal, state or local civil, human rights, bias, whistleblower, securities, real estate, tax, accounting, discrimination, retaliation, compensation, employment, labor or other local, state or federal law, regulation or ordinance of any kind;

•	Any amendments to the foregoing laws;

•	Any benefit, payroll or other plan, policy or program;

•	Any public policy, contract, third-party beneficiary, tort or common law claim; or,

•	Any claim for costs, fees, or other expenses including attorneys’ fees.

b. The parties agree that Mr. Stirnweis shall be indemnified to the fullest extent permitted by the Maryland General Corporation Law, the Company’s By-laws, Charter, rules and regulations and to the same extent as similarly situated officers of Getty, including, but not limited to, its President and Chief Executive Officer for acts undertaken with respect to his duties as an employee of Getty or as an officer of any subsidiary or affiliate thereof, and that Employee shall be entitled to indemnification with respect to any actions taken prior to the Severance Date as the trustee, administrator or in any other capacity in connection with Getty’s employee benefit plans to the extent provided by the relevant plan. It is agreed further that Mr. Stirnweis shall be a covered insured under the Company’s directors and officers liability insurance policy to the same extent as the President, Chief Executive Officer or Chief Financial Officer and similarly situated officers of the Company. It further is agreed if the Company is sold, it shall cause the sale or merger agreement to require the successor to comply fully with this covenant.

5. Acknowledgments and Affirmations.

a. Employee affirms that he has not filed, caused to be filed, and presently is not a party to any claim filed against the Employer and has released any and all claims not explicitly preserved hereunder;

b. Employee affirms he has no known workplace injuries, diseases or occupational illnesses and further affirms that he is unaware of any facts that could be the basis for a claim of discrimination against the Employer;

c. Employee also affirms that upon receipt of the consideration and amounts to be paid or provided to Employee as provided under Paragraph 3 hereof, he will have been paid and/or have received all compensation, wages, bonuses, commissions, and/or benefits to which Employee may be entitled based on services performed and Employee’s execution of this Agreement, subject to terms of this Agreement. Employee affirms that he has been granted any leave to which he was entitled under the Family and Medical Leave Act or related state or local leave or disability accommodation laws;

d. Both Employer and Employee acknowledge that this Agreement does not limit either party’s right, where applicable, to file or participate in an investigative proceeding, to the extent permitted by law, before the U.S. Equal Employment Opportunity Commission providing that Employee shall not be entitled to recover any individual monetary relief or other individual remedies;

e. In the event any claim is made by Employee that is not barred by this Agreement and any remedy is provided upon such a claim by Employee, all monies paid hereunder shall be a set-off against and shall be used to satisfy any relief or recovery award to Employee and if Employee files any claim of any kind whatsoever, not explicitly preserved by Employee under this Agreement (excluding cross, counter or similar claims that he may bring in response to any claim brought against him by Getty), he shall return all of the consideration paid under Paragraph 3.c.(1) above and shall pay the reasonable cost of the legal fees incurred by Employer to defend that action, subject to applicable law; and,

f. Employee affirms that he has returned all of Employer’s property and equipment and has no knowledge that he has any original or copies of any Company documents and information, regardless of the form, and agrees to return such documents and information, or forward to the tstirnweis@gettyrealty.com e-mail account any e-mails regarding Company business received or sent from any e-mail account under his control that have not been deleted, if he finds any in his possession and will thereafter purge any Company data stored in any electronic form in his possession prior to the end of the Revocation Period.

g. Employee affirms and agrees that, except as otherwise authorized by the Company’s Chief Executive Officer (“CEO”) or his designee, he has terminated his access to and privileges with respect to all of the Employer’s written and electronic records, files, and systems, including but not limited to computer systems, data bases, operating files and systems, corporate, financial, accounting, or real estate records and files, and email systems and accounts, and has transferred to the CEO or his designee, all passwords, administrator rights or privileges, access to and operational control over, all such records, files and systems, in a manner that protects the integrity and confidentiality thereof and does not result in any disruption of the operations of the Company and the Company’s maintenance of and access to such records, files and systems.

6. Confidentiality.

a. Employee shall not, from the date of this Agreement, except as compelled by law or court order or administrative agency proceeding, or except to the extent of the publicly available information regarding the same, publicize or disclose to any person or entity (excluding Employee’s immediate family, attorney and tax advisor, as set forth in Paragraph 6.b., below, who themselves shall adhere to all confidentiality covenants herein upon being provided such disclosure the facts or circumstances relating to the making of this Agreement. This covenant of complete confidentiality includes, but is not limited to, any discussions surrounding the negotiation of this Agreement and the payments hereunder except to the extent of the publicly available information regarding the same;

b. Consistent with Paragraph 6.a. above, other than to discuss the terms hereof with Employee’s immediate family, attorney and tax advisor (each of whom must first agree not to make any disclosure that Employee himself could not make), Employee will not disclose to anyone any fact, document or other information produced or obtained in connection with this Agreement or which Employee obtained as a consequence of being employed by Getty, except to the extent of the publicly available information regarding the same. Employee shall be liable for any damages caused by his own or any other person’s established violation of this covenant or any other clause of this Agreement (provided such person is not testifying or making disclosure in response to legal process and is one to whom Employee has disclosed any fact, document or other information produced or obtained in connection with this Agreement);

c. Employee further agrees he will not contact any current or former Getty employees other than Getty’s CEO (or his designee) and the General Counsel (as to benefits and payments due under the Agreement), to discuss the terms of this Agreement, the circumstances giving rise to the parties’ entering into this Agreement or his separation from employment except to the extent of the publicly available information regarding the same and except that Employee shall be permitted to say that he resigned in order to pursue other business interests;

d. Employee confirms that, as of the date of the execution of this Agreement, he has not told anyone about the terms of this Agreement or the payments being made hereunder other than his immediate family, present attorney, tax advisor, Getty’s outside corporate counsel, the General Counsel (Joshua Dicker) and CEO (David B. Driscoll) of Getty;

e. Employee affirms that he has returned (or in the case of Company business communicated in e-mails received or sent on e-mail accounts under his control, Employee has or will forward such to tstirnweis@gettyrealty.com), all of Employer’s equipment in his possession or control, as well as all originals and copies of any Employer documents, e-mails and information, regardless of the form. Employee has purged any Employer data stored in any electronic form in his possession after also confirming that the Employer has copies of or access to any such data. Employee also affirms he is in possession (or prior to receiving the payments under Paragraph 3 above will be in possession) of all of his own personal property that he had at Employer’s premises and that Employer is not in possession of any of Employee’s property;

f. Employee acknowledges that during the course of his employment, he had access to information that is confidential and proprietary to Employer and not publicly available (“Confidential Information”). Employee agrees Employer had no obligation to specifically identify any information as Confidential Information for it to be entitled to protection as such. For purposes of this Agreement, Confidential Information shall include all information that is not publicly available and concerns the business affairs of Employer or its tenants. Employee affirms he will continue to maintain the confidentiality of the Confidential Information consistent with Employer’s policies attorney-client privileges, and common law, except as compelled by judicial process or court or governmental order or proceeding, provided that prior to any potential required disclosure Employee shall;

(1) give Employer reasonable advice via written notice to allow Employer to seek a protective order or other appropriate remedy except to the extent that Employee’s compliance with the foregoing would cause it to violate a binder order of an issuing Court with proper Jurisdiction; and

(2) disclose only such information as is required by governmental entity or as otherwise required by law and use commercially reasonable efforts to obtain confidential treatment for any Confidential Information so disclosed.

g. Employee understands and agrees that violation of this Paragraph 6 or violation any other material provision of this Agreement will constitute a material breach of this Agreement, which will cause Employer to suffer immediate, substantial and irreparable injury and which will be a sufficient basis for an award of injunctive relief and monetary damages (without affecting the remainder of this Agreement) as well as providing Getty with the right to cease providing any outstanding consideration without affecting Employee’s release of claims, to the extent permitted by law.

h. In addition to the specific obligations regarding the confidentiality of this Paragraph 6, Employee agrees that he will not discuss, disclose or otherwise publicize any business or legal dealings of the Company, or of its current or former shareholders, officers, directors, employees, insurers, attorneys or agents. This prohibition is absolute, and includes verbal, written and electronic communications (such as e-mails and computer “blogs”). Nothing in this Agreement will prevent Employee from responding truthfully in response to any lawfully-issued subpoena, but since he was Getty’s Chief Financial Officer, all ethical, privilege and confidentiality obligations apply in full, and nothing herein shall be deemed to limit in any way Employee’s compliance with any court order, or judicial or administrative order or subpoena. Employee agrees to notify the Company of the receipt of same (unless notification is prohibited by governmental order). If Employee shall require the advice of legal counsel in connection with his response or compliance with any such subpoena or order, the Company shall arrange for, reasonably select (in the same class as DLA Piper LLP) and compensate such attorney.

7. Non-Disparagement. Employee and Getty, through its senior officers (and Getty will direct its President, Executive Vice President, and Chief Financial Officer and similarly situated officers) agree not to defame, disparage or demean each other in any manner whatsoever. Both parties agree that Employee’s departure from Getty shall be described only as a resignation by Employee to pursue other business interests.

8. Non-Competition and Non-Solicitation. As additional consideration for the payments to be made and consideration provided in Paragraph 3 of this Agreement an in connection with his continuing access to the Confidential Information during the Transition Period, Employee agrees that he shall not, directly or indirectly, for himself or on behalf of or in connection with any other person:

a. During the period commencing on the Severance Date and ending on July 1, 2014 (the “Restricted Period”), engage in “Competition” with the Company or any of its subsidiaries. “Competition” shall mean the direct or indirect ownership, management, employment or other participation in any business whose products or activities compete in whole or in part with the services or activities of the Company or any of its subsidiaries, including, without limitation, any real estate investment trust or other business which manages, or owns and operates, or purchases and sells service stations, convenience stores and petroleum distribution terminals; provided, however, that during the Restricted Period the Employee may acquire up to two percent of any class of securities of any enterprise if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

b. Solicit any person who is, or who is on the Severance Date, or has been within six (6) months prior to the Severance Date, an employee of the Company or any of its subsidiaries for the purpose or with the intent of enticing such employee away from the employ of the Company or any of its subsidiaries.

c. Solicit any person who is, or who is on the Severance Date, or has been within six (6) months prior to the Severance Date, doing business with the Company or any of its subsidiaries, including but not limited to any tenant, customer, contractor or supplier of the Company or any of its subsidiaries, for the purpose or with the intent of (I) inducing or attempting to induce such person to cease doing business with the Company or any of its subsidiaries or (II) in any way interfering with the relationship between such person and the Company or any of its subsidiaries.

9. Governing Law and Interpretation. This Agreement shall be governed and conformed in accordance with the laws of the State of New York without regard to its conflict or choice of law provisions to create binding general mutual releases. In the event Employee or the Company breaches any provision of this Agreement, Employee and the Company affirm that either may institute an action to specifically enforce any term or terms of this Agreement. Before doing so, the party alleging a breach occurred shall provide at least ten (10) days’ notice to the other party and an additional ten (10) days after notice is received to permit the other party to remedy the alleged breach.

10. Severability. If any provision of this Agreement is declared illegal or unenforceable by any court of competent jurisdiction, the parties agree the court shall have the authority to modify, alter or change the provision(s) in question to make the Agreement legal and enforceable. If this Agreement cannot be modified to be enforceable, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect. If the general release language is found to be illegal or unenforceable, Employee agrees to execute a binding replacement release (consistent with this Agreement) without further consideration. In the event Employee refuses to execute a binding replacement release, he agrees to return all consideration paid pursuant to Paragraph 3.c.(1) immediately.

11. Amendment. Except as provided in the preceding Paragraph 10, this Agreement may not be modified, altered or changed except upon express written consent of both parties wherein specific reference is made to this Agreement.

12. Resolution of Disputes. Any controversy or claim arising out of this Agreement, or the breach thereof, shall be decided by the U.S. District Court for the Eastern District of New York sitting in Suffolk County or the New York State Supreme Court in and for Nassau County. All such claims shall be adjudicated by a judge sitting without a jury.

13. Nonadmission of Wrongdoing. The parties agree that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at any time for any purpose as an admission by either party of any liability or unlawful conduct of any kind.

14. Revocation. Employee may revoke this Agreement at any time during the seven (7) calendar days following the day he executes this Agreement (the “Revocation Period”). Any revocation within this period must be submitted, in writing, to David B. Driscoll, President and CEO, and state, “I hereby revoke my acceptance of our Severance Agreement and General Release.” The revocation must be personally delivered to David B. Driscoll or his designee, or mailed to David B. Driscoll and postmarked within seven (7) calendar days of execution of this Agreement. If the last day of the Revocation Period is a Saturday, Sunday, or legal holiday in New York, then the revocation period shall not expire until the next following day which is not a Saturday, Sunday, or legal holiday.

15. Entire Agreement. This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any prior agreements or understandings between the parties. Employee acknowledges that he has not relied on any representation, promise, or agreement of any kind made to him in connection with his decision to accept this Agreement, except for those set forth in this Agreement.

16. Paragraph Headings. Paragraph headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and each of which shall together constitute one and the same agreement. This Agreement will not become enforceable until executed by both Getty and Employee.

18. Legal Fees. Each party will be responsible for its own legal fees or costs, if any, incurred in connection with the negotiation and settlement of this Agreement. In the event that the payments required to be made to or for the benefit of Employee under Paragraph 3 above are not timely paid and Employee commences any action or proceeding to enforce such provisions and to cause such payments to be made, and if Employee prevails in such action or proceeding, then Employee shall be entitled to reimbursement of his reasonable attorneys’ fees and costs incurred in connection with such action or proceeding.

19. Competence to Waive Claims. At the time of considering or executing this Agreement, Employee was not affected or impaired by illness, use of alcohol, drugs or other substances or otherwise impaired. Employee is competent to execute this Agreement and knowingly and voluntarily waives any and all claims he may have against Employer. Employee certifies that he is not a party to any bankruptcy, lien, creditor-debtor or other proceedings which would impair his right or ability to waive all claims he may have against Employer.

EMPLOYEE ACKNOWLEDGES HE HAS BEEN ADVISED THAT HE HAS TWENTY-ONE (21) CALENDAR DAYS TO REVIEW THIS AGREEMENT AND TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS AGREEMENT. EMPLOYEE ALSO CONFIRMS THAT HE RECEIVED THE INITIAL DRAFT HEREOF ON             , 2013.

EMPLOYEE AGREES THAT ANY MODIFICATIONS, MATERIAL OR OTHERWISE, MADE TO THIS AGREEMENT DO NOT RESTART OR AFFECT IN ANY MANNER THE ORIGINAL TWENTY-ONE (21) CALENDAR DAY CONSIDERATION PERIOD.

HAVING ELECTED TO EXECUTE THIS SEVERANCEAGREEMENT AND GENERAL RELEASE, TO FULFILL THE PROMISES AND TO RECEIVE THE SUMS AND BENEFITS IN PARAGRAPH 3 ABOVE, AND ELSEWHERE IN THIS AGREEMENT, EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS SEVERANCE AGREEMENT AND GENERAL RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS HE HAS OR MIGHT HAVE AGAINST EMPLOYER AS OF THE DATE EXECUTED BY EMPLOYEE (OTHER THAN CLAIMS RELATED TO GETTY’S PERFORMANCE UNDER THIS AGREEMENT. EMPLOYEE UNDERSTANDS THAT THIS IS GENERAL RELEASE OF CLAIMS.

IN WITNESS WHEREOF, the parties hereto knowingly and voluntarily executed this Agreement as of the date set forth below:

GETTY REALTY CORP.

By:	/s/ Thomas J. Stirnweis	By:	/s/ David B. Driscoll
	Thomas J. Stirnweis		David B. Driscoll
President and CEO

Date:	November 29, 2013	Date:	November 29, 2013